ITEM 77D - POLICIES WITH RESPECT TO SECURITY INVESTMENTS


The Board of Trustees ("Board") of Federated U.S. Government
Securities Fund: 1-3 Years ("Trust") held its regular meeting on November 15, 2001 ("Meeting").

At this Meeting, the Board, after full discussion, on motion duly made and seconded, unanimously resolved, that the Board hereby approves the following non-fundamental investment policy:
"Under normal circumstances, the Trust will invest at least
80% of the value of its net assets plus the amount of any borrowings for investment purposes in government investments. The Trust will provide shareholders with at least 60 days prior notice of any changes in this policy as required by Rule 35d-1. This policy shall be interpreted and implemented in accordance with its purpose, which is solely to comply with Rule 35d-1."
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